UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 2)*

Net 1 UEPS Technologies Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

64107N206
 (CUSIP Number)

Samuel Sithole
 Value Capital Partners (Pty) Ltd
 Rosebank Link
 173 Oxford Road, 8th Floor
 Rosebank
 Gauteng, 2196
 South Africa
 +27 10 060 0800
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Value Capital Partners (Pty) Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,154,965

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,154,965

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,154,965

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as previously filed on April 24, 2020, as amended by Amendment No.1 filed on May 20, 2020 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares reported herein were acquired at an aggregate purchase amount of $2,958,601. The Shares were acquired with investment funds of the VCP Managed Funds.

Item 5.	Interest in Securities of the Issuer

(a)
VCP beneficially owns an aggregate of 10,154,965 Shares, constituting 17.9% of the Issuer’s outstanding Shares. The aggregate percentage of the Shares reportedly owned by VCP is based upon 56,638,725 Shares outstanding as of September 30, 2020, which is calculated by deducting (1) 625,200 Shares that were forfeited and cancelled upon Herman Kotze’s resignation on September 30, 2020, as reported on a Form 4 filed by Herman Kotze on October 1, 2020; from (2) 57,118,925 Shares outstanding as of September 7, 2020, as reported in the Issuer’s Form 10-K filed on September 10, 2020.

(b)
VCP, as the investment manager of the VCP Managed Funds, may be deemed the beneficial owner of 10,154,965 Shares owned by the VCP Managed Funds. VCP holds sole dispositive and voting power over the Shares held by the VCP Managed Funds.

(c)	The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by VCP since the filing of the Schedule 13D.

Date of Transaction	Transaction Type (Purchase or Sale)	Shares	Price (USD)
09/22/2020	Purchase	20,894	$3.13	(1)
09/23/2020	Purchase	28,550	$3.14	(1)
09/24/2020	Purchase	97,342	$3.13	(1)
09/25/2020	Purchase	139,317	$3.19	(1)
09/28/2020	Purchase	44,595	$3.20	(1)
09/29/2020	Purchase	186,437	$3.40	(1)
09/30/2020	Purchase	78,372	$3.38	(1)
10/01/2020	Purchase	271,652	$3.47	(1)
10/02/2020	Purchase	20,909	$3.43	(1)

(1)	The sale was effected in the open market.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

(e)	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 9, 2020
Value Capital Partners (Pty) Ltd

	By:	/s/ Samuel Sithole
Name: Samuel Sithole
Title: Chief Executive Officer

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